NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES

In accordance with U.S. Securities and Exchange Commission (“SEC”) rules regarding the delisting of securities on any exchange, as required by Exchange Act Rule 12d2-2(c)(3), Chicago Stock Exchange Inc (the “CHX”) provides the following information.

The CHX received notice from Invesco Van Kampen Municipal Trust (“VKQ”) that board of trustees and shareholder approval was received by VKQ and by Invesco Van Kampen Trust for Investment Grade New Jersey Municipals (“VTJ”) for the merger of VTJ into VKQ, with VKQ remaining as the surviving Trust.

CHX hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the CHX at the opening of business on October 26, 2012, pursuant to the provisions of 17 CFR 240.12d2-2(a)(3) on the basis that on October 15, 2012 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefor and represent no other right, except, if such be the fact, the right to receive an immediate cash payment.  In connection with the merger between VKQ and VTJ, which became automatically effective on October 15, 2012, each Common Share of Beneficial Interest of VTJ was exchanged for 1.17764060 of a full Common Share of Beneficial Interest of VKQ.

CHX also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 15, 2012.

For further information, please contact the Listing Department at 312 663 2581.

For further information:
Listing Contact Information
Eileen Daut
The Chicago Stock Exchange
440 S. LaSalle Street
Chicago, IL 60605
312.663.2581
edaut@chx.com